Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 O: 650.493.9300 F: 650.493.6811

January 8, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attention: Nicholas P. Panos

Re:	Telenav, Inc. Schedule 13E-3 File No. 005-85953, initially filed on December 21, 2020 by Telenav, Inc. Schedule 14A File No. 001-34720, initially filed on December 18, 2020 by Telenav, Inc.

Ladies and Gentlemen:

On behalf of our client, Telenav, Inc. (“Telenav” or the “Company”), we are submitting this letter in response to telephonic comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above referenced Schedule 13E-3 (the “Schedule 13E-3”), initially filed via EDGAR on December 21, 2020 by the Company, V99, Inc. and those other persons listed therein (collectively with V99, Inc., “V99”), and the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”), initially filed via EDGAR on December 18, 2020 by the Company. Telenav submitted via EDGAR a definitive version of the Proxy Statement that includes changes in response to the Staff’s comments on January 8, 2021 (the “Definitive Proxy Statement”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Schedule 13E-3 and Proxy Statement, as applicable), all page references herein correspond to the Definitive Proxy Statement.

Schedule 13E-3

General

1.	Please clarify that an amendment to the Schedule 13E-3 will be filed on January 8, 2021, which amendment reflects the filing of the Revised Definitive Proxy Statement.

V99 filed Amendment No. 1 to the Schedule 13E-3 on January 8, 2021 that reflects the filing of the Definitive Proxy Statement.

AUSTIN         BEIJING         BOSTON         BRUSSELS         HONG KONG         LONDON         LOS ANGELES         NEW YORK         PALO ALTO

SAN DIEGO         SAN FRANCISCO         SEATTLE         SHANGHAI         WASHINGTON, DC         WILMINGTON, DE

Securities and Exchange Commission

January 8, 2021

Changes to the Definitive Proxy Statement

2.	Please clarify the nature of changes made to the Definitive Proxy Statement from the revised Preliminary Proxy Statement on Schedule 14A filed by the Company on December 31, 2020.

The Company advises the Staff that the Company has made the following changes to the Definitive Proxy Statement:

•	Dates for the record date and special meeting date have been inserted.

•	Record date information has been provided.

•	Beneficial ownership data and executive compensation information have been updated to recent practical dates prior to the filing.

•	Share price information has been updated to a recent date prior to the filing.

•

Disclosure has been updated to reflect developments in connection with the Delaware Action. In addition, disclosure has been added to reflect the filing of four cases in U.S. courts (the “Federal Complaints”) relating to the proposed acquisition of the Company.

•	Disclosure has been added or revised on pages 57, 58 and 67 in response to certain allegations in the Federal Complaints.

•	Information regarding the benefit of NOLs after the closing of the proposed merger was moved from page 57 to page 67.

•	Expenses incurred were updated.

•	Scriveners errors were corrected and stylistic changes were made to conform to the remainder of the document.

* * * *

Securities and Exchange Commission

January 8, 2021

Please direct any questions regarding the Company’s responses or the Definitive Proxy Statement to me at (650) 320-4509 or jreigel@wsgr.com.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Julia Reigel
Julia Reigel, Esq.

cc:	Steve Debenham, Esq., Telenav, Inc.

Robert Ishii, Esq., Wilson Sonsini Goodrich & Rosati, P.C.

Rich Mullen, Esq., Wilson Sonsini Goodrich & Rosati, P.C.

Erika Muhl, Esq., Wilson Sonsini Goodrich & Rosati, P.C.

Lior Nuchi, Esq., Norton Rose Fulbright US LLP

Mara Rogers, Esq., Norton Rose Fulbright US LLP